Filed pursuant to Rule 424(b)(3)
Registration Statement File No. 333-125669

PROSPECTUS SUPPLEMENT DATED AUGUST 13, 2009
TO
PROSPECTUS DATED MAY 2, 2006
as amended by Post-Effective Amendment No. 4 dated June 2, 2009

INTEGRAL VISION, INC.

This prospectus supplement should be read in conjunction with our prospectus dated May 2, 2006, as amended by Post-Effective Amendment No. 4 dated June 2, 2009, in particular the “Risk Factors” beginning on page 5 of the prospectus.

This prospectus supplement includes the attached Quarterly Report on Form 10-Q of Integral Vision, Inc. that was filed with the Securities and Exchange Commission on August 13, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: June 30, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from: _____________ to _____________

INTEGRAL VISION, INC.
(Exact name of registrant as specified in its charter)

[Michigan]	[0-12728]	[38-2191935]
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification No.)

49113 Wixom Tech Drive, Wixom, Michigan 48393
(Address of principal executive office) (Zip Code)

(248) 668-9230
(Registrant’s telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

APPLICABLE ONLY TO CORPORATE ISSUERS:

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date. 30,866,409 shares of common stock as of August 12 , 2009.

INTEGRAL VISION, INC.

FORM 10-Q Report
June 30, 2009

INTEGRAL VISION, INC.

Condensed Balance Sheets

	June 30, 2009 (Unaudited)	December 31, 2008
	(in thousands)
Assets

Current assets:
Cash	$14	$144
Accounts receivable	225	208
Inventories	313	325
Other	75	131
Total current assets	627	808

Property and equipment:
Building Improvements	4	4
Production and engineering equipment	347	234
Furniture and fixtures	80	80
Computer equipment	191	191
Marketing/demonstration equipment	139	139

	761	648
Less accumulated depreciation	(536)	(491)
Net property and equipment	225	157

Other assets - net of accumulated amortization of $1,537,000 ($1,519,000 for 2008)	68	72
	$920	$1,037

See notes to condensed financial statements.

INTEGRAL VISION, INC.

Condensed Balance Sheets – Continued

	June 30, 2009 (Unaudited)	December 31, 2008
	(in thousands)
Liabilities and Stockholders' Deficit:

Current liabilities:
Notes payable-current	$2,495	$1,786
Accounts payable	199	141
Customer deposits	110	-
Accrued compensation and related costs	279	283
Accrued interest	554	446
Accrued product warranty	114	84
Other accrued liabilities	40	54
Deferred revenue for product sales	175	656
Total current liabilities	3,966	3,450

Long-term debt	4,051	3,671

Total liabilities	8,017	7,121

Stockholders' deficit:
Preferred stock, 400,000 shares authorized; none issued	-	-
Common stock, without par value, stated value $.20 per share; 90,000,000 shares authorized; 30,066,409 shares issued and outstanding (29,566,409 in 2008)	6,013	5,913
Additional paid-in capital	47,560	47,391
Accumulated deficit	(60,670)	(59,388)
Total stockholders’ deficit	(7,097)	(6,084)
	$920	$1,037

See notes to condensed financial statements.

INTEGRAL VISION, INC.

Condensed Statements of Operations

	Three Months Ended June 30,
	2009	2008
	(Unaudited)
	(In thousands, except per share data)
Revenue:
Net product sales	$443	$445
Net revenue from product development agreements	-	25
Total revenues	443	470
Costs of sales:
Costs of sales for products	212	215
Depreciation and amortization	5	4
Total costs of sales	217	219
Gross margin	226	251

Other costs and expenses:
Marketing	130	191
General and administrative - net	392	340
Engineering and development - net	251	228
Total other costs and expenses	773	759
Operating loss	(547)	(508)
Other income	(2)	1
Interest expense	(206)	(142)
Net loss	$(755)	$(649)

Basic and diluted loss per share:
Net loss	$(0.03)	$(0.02)

Weighted average number of shares of common stock and common stock equivalents, where applicable	30,066	29,566

See notes to condensed financial statements.

INTEGRAL VISION, INC.

Condensed Statements of Operations

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(In thousands, except per share data)
Revenue:
Net product sales	$1,246	$455
Net revenue from product development agreements	-	25
Total revenues	1,246	480
Costs of sales:
Costs of sales for products	538	259
Depreciation and amortization	7	8
Total costs of sales	545	267
Gross margin	701	213

Other costs and expenses:
Marketing	266	339
General and administrative - net	792	672
Engineering and development - net	539	460
Total other costs and expenses	1,597	1,471
Operating loss	(896)	(1,258)
Other income	-	-
Interest expense	(368)	(237)
Extinguishment loss from modification and exchange of debt instruments (See Note C)	(18)	-
Net loss	$(1,282)	$(1,495)

Basic and diluted loss per share:
Net loss	$(0.04)	$(0.05)

Weighted average number of shares of common stock and common stock equivalents, where applicable	30,066	29,566

See notes to condensed financial statements.

INTEGRAL VISION, INC.

Statement of Stockholders’ Deficit
(Unaudited)

	Common Stock
	Number of Shares Outstanding	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
	(in thousands, except number of common shares outstanding)
Balance at January 1, 2009	29,566,409	$5,913	$47,391	$(59,388)	$(6,084)

Vested stock grants	500,000	100	(100)	-	-
Issuance of warrants for settlement of interest on Class 2 Notes	-	-	42	-	42
Extinguishment loss from exchange of debt instruments	-	-	18	-	18
Net loss for the period				(1,282)	(1,282)
Share-based compensation	-	-	209	-	209

Balance at June 30, 2009	30,066,409	$6,013	$47,560	$(60,670)	$(7,097)

See notes to condensed financial statements.

INTEGRAL VISION, INC.

 Condensed Statements of Cash Flows

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
	(in thousands)
Cash Flows From Operating Activities
Net loss	$(1,282)	$(1,495)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	45	33
Amortization	26	6
Warrants issued in settlement of interest	42	1
Share-based compensation	209	86
Issuance of Class 3 Notes in settlement of interest	160	-
Issuance of Class 2 Notes in settlement of interest	14
Extinguishment loss from exchange of debt instruments	18	-
Changes in operating assets and liabilities which provided (used) cash:
Accounts receivable	(17)	(64)
Inventories	(101)	(114)
Prepaid and other	56	32
Accounts payable and other current liabilities	179	253
Customer deposits	110	270
Deferred revenue	(481)	-
Net cash used in Operating Activities	(1,022)	(992)

Cash Flows Used In Investing Activities
Sale of equipment	-	1
Additional Patents	(22)	(3)
Net cash used in Investing Activites	(22)	(2)

Cash Flows From Financing Activities
Proceeds from sale of Class 2 Notes	905	1,095
Payment of Class 2 Notes	(100)
Proceeds from sale of Class 3 Notes	109	-
Debt financing fees	-	(26)
Net Cash Provided By Financing Activities	914	1,069
(Decrease) Increase in Cash	(130)	75
Cash at Beginning of Period	144	11
Cash at End of Period	$14	$86

Supplemental cash flows disclosure:
Interest paid	$20	$15
Supplemental non-cash investing activity:
Reclassification of inventory to equipment	$113	$-

See notes to condensed financial statements.

Notes to Condensed Financial Statements - Integral Vision, Inc.

The condensed financial statements in this report have been prepared by Integral Vision, Inc. without audit, pursuant to the rules of the Securities and Exchange Commission for quarterly reports on Form 10-Q and do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for annual financial statements.  These statements should be read in conjunction with the financial statements and notes for the year ended December 31, 2008, included in our Form 10-K filed with the Securities and Exchange Commission on March 31, 2009.

The condensed financial statements in this report include all adjustments, consisting only of normal, recurring adjustments, that, in the opinion of management, are necessary for the fair presentation of results for these interim periods and in order to make the condensed financial statements not misleading.

The results of operations for the three-month and six-month periods ended June 30, 2009 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2009.

Note A – Nature of Business

Integral Vision, Inc. develops, manufactures, and markets flat panel display inspection systems to ensure product quality in the display manufacturing process.  We primarily inspect Microdisplays and small flat panel displays, though the technology used is scalable to allow inspection of full screen displays and components.  Our customers and potential customers are primarily large companies with significant investment in the manufacture of displays.  Nearly all of our sales originate in the United States, Asia, or Europe.  Our products are generally sold as capital goods.  Depending on the application, display inspection systems have an indefinite life and are more likely to require replacement due to possible technological obsolescence than from physical wear.

In 2006, we began activity associated with a product development agreement where we are compensated for a portion of our development costs for a certain best efforts product development.  We may not be able to find future opportunities like this, but remain open to such development agreements where they facilitate the Company’s strategic goals.

Note B – Significant Accounting Policies

Use of Estimates
The preparation of condensed financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements.  Estimates also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Inventories

Inventories are stated at the lower of first-in, first-out (“FIFO”) cost or market.  Cost is computed using currently adjusted standards, which approximates actual costs on a FIFO basis.  We assess the recoverability of all inventories to determine whether adjustments for impairment are required.  At June 30, 2009 and December 31, 2008, inventories consisted of the following amounts (net of obsolescence reserves of $148,000 at June 30, 2009 and $150,000 at December 31, 2008):

	30-Jun-09	31-Dec-08
	(in thousands)
Raw materials	$92	$187
Work in process	142	27
Finished goods	79	111
	$313	$325

Management periodically performs an analysis of our inventory to determine if its cost exceeds estimated net realizable value.

Revenue Recognition

We recognize revenue in accordance with SOP 97-2, Software Revenue Recognition, Staff Accounting Bulletin No. 101 (“SAB 101”), and Staff Accounting Bulletin No. 104 (“SAB 104”) Revenue Recognition in Financial Statements. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

We recognize revenue at the time of shipment for product sales where the customer’s acceptance criteria can be demonstrated as met prior to shipment and where title transfers on shipment.  We recognize revenue at the time of final acceptance at the customer site when title does not transfer on shipment or if acceptance criteria at the customer site are substantially different than acceptance criteria for shipment.  We recognize revenue for product sales with no specific customer acceptance criteria, including spare parts, on shipment.  Revenue from service contracts is recognized over the term of the contract.  Revenue is reported net of sales commissions of $52,822 and $100,164 for the three month and six month periods ended June 30, 2009 and $275 and $8,691 for the three month and six month periods ended June 30 2008.

Revenue is also derived through business agreements for product development.  We conduct specified product development projects related to one of our principal technology specializations for an agreed-upon fee.  Typically, the agreements require a “best efforts” with no specified performance criteria.  Revenue from product development agreements, where there are no specific performance terms, is recognized in amounts equal to the amounts expended on the programs.  Generally, the agreed-upon fees for product development agreements contemplate reimbursing us, after its agreed-upon cost share, if any, for costs considered associated with project activities including expenses for direct product development and research, operating, general and administrative expenses and depreciation.  Accordingly, expenses related to product development agreements are recorded as cost of revenues from product development agreements.

Share-Based Compensation

We account for our share based compensation plans according to the provisions of SFAS 123R. Accordingly, compensation costs attributable to stock options or similar equity instruments granted are measured at the fair value at the grant date, and expensed over the expected vesting period.  SFAS 123R requires excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). This statement provides a single definition of fair value, a framework for measuring fair value and expanded disclosures concerning fair value. SFAS 157 applies to other pronouncements that require or permit fair value measurements; it does not require any new fair value measurements. Effective January 1, 2008, the Company partially adopted SFAS 157, which did not have a material impact on the financial statements. Additionally, in February 2008, the FASB issued FASB Staff Positions (FSP) Financial Accounting Standard 157-1 (“FSP 157-1”) and 157-2 (“FSP 157-2”). FSP 157-1 removed leasing from the scope of SFAS 157, and FSP 157-2 delayed the effective date of SFAS 157 from January 1, 2008 to January 1, 2009 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Effective January 1, 2009, the Company adopted the remaining provisions of SFAS 157 relating to nonrecurring non-financial assets and liabilities in accordance with FSP 157-2, which did not have a material impact on the financial statements.

In October 2008, the FASB issued FASB Staff Position No. 157-3 (“FSP 157-3”), which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance, including all periods for which financial statements had not been issued. The Company has adopted FSP 157-3, which did not have a material impact on the financial statements.

In April 2009, the FASB issued FASB Staff Position No. 157-4 (“FSP 157-4”), which provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. At initial adoption, application of the FSP would not be required for earlier periods that are presented for comparative purposes. The Company will adopt FSP 157-4 as of June 30, 2009 and does not expect this statement to have a material impact on its financial statements.

In April 2009, the FASB issued FASB Staff Position No. 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107-1 and APB 28-1”), which require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP 107-1 and APB 28-1 are effective for periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. At initial adoption, application of the FSP would not be required for earlier periods that are presented for comparative purposes. The adoption of FSP 107-1 had no material effect on our disclosures in our financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. SFAS 165 applies prospectively to both interim and annual financial statements ending after June 15, 2009.  The Company has adopted SFAS 165 and has evaluated subsequent events after the balance sheet date of June 30, 2009 through August 13, 2009, the date the financial statements were issued.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 establishes the FASB Standards Accounting Codification (“Codification”) as the source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities. The only other source of authoritative GAAP is the rules and interpretive releases of the SEC which only apply to SEC registrants. The Codification will supersede all the existing non-SEC accounting and reporting standards upon its effective date. Since the issuance of the Codification is not intended to change or alter existing GAAP, adoption of this statement will not have an impact on the Company’s financial position or results of operations, but will change the way in which GAAP is referenced in the Company’s financial statements. SFAS 168 is effective for interim and annual reporting periods ending after September 15, 2009.

Note C - Long-Term Debt and Other Financing Arrangements

As of January 1, 2009, we had $1,786,000 of outstanding Class 2 Notes. The Class 2 Notes are working capital notes secured by accounts receivable, inventory, and intellectual property and have been issued primarily to related parties. The Notes bear interest at 12%. The maturities of these notes were scheduled to be $210,000 in the first quarter 2009, $857,500 on July 1, 2009 and $718,500 on October 1, 2009.  See Note I – Subsequent Events in the Notes to Condensed Financial Statements for recent activity associated with the maturity dates of Class 2 Notes.

As of January 1, 2009, we also had $3,671,000 of outstanding Class 3 Notes. The Class 3 Notes bear interest at 8% that is payable January 1 and July 1 of each year. The Notes are secured by our intellectual property and have been issued primarily to related parties. Also, the Notes are convertible into the Company’s common stock at $0.25 per share and mature on July 1, 2010. The Board of Directors (“Board”) effective December 16, 2008 amended the Fifth Amended Note and Warrant Purchase Agreement to provide for any Class 3 Notes issued after December 15, 2008 to bear interest at 12% and to be immediately convertible into common shares at no less than $0.15 per share.

On January 8, 2009, we issued $159,733 of Class 3 Convertible Notes and paid cash of $19,385 for payment of interest due January 1, 2009 on Class 3 Convertible Notes. The $159,733 of Class 3 Convertible Notes bear interest at 12%, are convertible at $0.15 per share and are due July 1, 2010. The payment of the interest with Class 3 Notes with a right to convert immediately at $0.15 per share, which was less than the fair market value of the stock on the date of issuance, resulted in a beneficial conversion feature of $10,649.  In accordance with EITF 96-19, this is reflected in the Condensed Statement of Operations as “Extinguishment loss from exchange of debt instruments”.

On February 2, 2009, the Board and the Note Holders approved an Amendment to the Fifth Amended and Restated Note and Warrant Purchase Agreement. This amendment (a) increased the total allowable secured debt from $6,000,000 to $7,000,000; (b) allowed for the accrual rate of warrants earned by Class 2 Notes to be set by the Board; (c) allowed for a minimum accrual period of 30 days for Class 2 Notes earning warrants; and (d) allowed the Company to elect to issue, or the Class 2 Note Holder to elect to receive, warrants accruing once every 30 days.  The Board further authorized the rate of warrant accrual to be set at five (5) warrants per year per dollar invested at an exercise price of $0.15 per share. During the quarter ended March 31, 2009, we issued $780,000 of new Class 2 Notes of which $450,000 receive 10% interest and warrants and $330,000 of which receive 12% interest and no warrants. $680,000 of Class 2 Notes issued in the first quarter of 2009 were scheduled to mature in April of 2009 and $100,000 of Class 2 Notes issued in the first quarter of 2009 were scheduled to mature in June of 2009.  See Note I – Subsequent Events in the Notes to Condensed Financial Statements for recent activity associated with the maturity of Class 2 Notes.  For the quarter ended March 31, 2009, we issued 184,931 warrants and accrued 28,083 warrants that were earned but not issued as additional interest. The value of the issued warrants and accrued warrants was $9,217 as determined using the Black-Scholes option-pricing model. A Class 2 Note issued December 31, 2008 in the amount of $110,000 matured on January 23, 2009 and was exchanged along with its related accrued interest for a Class 3 Note in the amount of $110,289 due July 1, 2010.  The exchange of the Class 2 Note and related interest for the Class 3 Note with a right to convert immediately at $0.15 per share, which was less than the fair market value of the stock on the date of exchange, resulted in a beneficial conversion feature of $7,353.  In accordance with EITF 96-19 this is reflected in the Condensed Statement of Operations as “Extinguishment loss from exchange of debt instruments”.

On June 10, 2009, the Board and the Note Holders approved an Amendment to the Fifth Amended and Restated Note and Warrant Purchase Agreement.  This amendment (a) increased the total allowable secured debt from $7,000,000 to $8,000,000; (b) allowed for a minimum accrual period of 90 days for Class 2 Notes earning warrants; (c) authorized the offering of $800,000 of Class 2 Notes with a 90 day minimum accrual period and $500,000 of Class 2 Notes with a 30 day minimum accrual period; and (d) authorized the offering of up to $1,500,000 of Class 3 Notes at no more than 12% interest convertible into shares at no less than $0.15 per share.

During the quarter ended June 30, 2009, we issued $819,112 of new Class 2 Notes of which $694,112 were issued in payment of existing Class 2 Notes and their accrued interest.  All of the new Class 2 Notes receive 10% interest and warrants and mature December 31, 2009.  For the quarter ended June 30, 2009, we issued 379,733 warrants and accrued 568,849 warrants that were earned but not issued as additional interest. The value of the issued warrants and accrued warrants was $44,009 as determined using the Black-Scholes option-pricing model.  We also paid off $100,000 of Class 2 Notes with accrued interest of  $394.52.  See Note I – Subsequent Events in the Notes to Condensed Financial Statements for recent activity associated with the issuance of Class 2 Notes.

During the quarter ended March 31, 2009, we issued $90,000 of Class 3 Convertible Notes bearing interest at 12%, maturing July 1, 2010 and convertible at $0.15 per share.

During the quarter ended June 30, 2009, we issued $19,000 of Class 3 Convertible Notes bearing interest at 12%, maturing July 1, 2010 and convertible at $0.15 per share. See Note I – Subsequent Events in the Notes to Condensed Financial Statements for recent activity associated with the issuance of Class 3 Notes.

A summary of the Company’s debt obligations is as follows as of June 30:

	2009	2008
	(in thousands)

Short Term Debt:
Class 2 Notes	$2,495	$4,064
Class 3 Notes	$-	$373
Total Short Term Debt	$2,495	$4,437

Long Term Debt:
Class 2 Notes	$-	$-
Class 3 Notes	$4,051	$-
Total Long Term Debt:	$4,051	$-

As of June 30, 2009, all $4,051,000 of long-term Class 3 Notes are due July 1, 2010.

See Note I – Subsequent Events in the Notes to Condensed Financial Statements for recent activity associated with the issuance of Class 2 and Class 3 Notes.

Note D – Loss per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(unaudited)		(unaudited)
	(in thousands, except per share data)
Numerator for basic and diluted loss per share – loss available to common stockholders
Net loss	$(755)	$(649)	$(1,282)	$(1,495)
*there was no effect of dilutive securities—see below

Denominator for basic and diluted loss per share – weighted average shares	30,066	29,566	30,066	29,566
*there was no effect of dilutive securities—see below

BASIC AND DILUTED LOSS PER SHARE:
Net loss	$(0.03)	$(0.02)	$(0.04)	$(0.05)

During the six months ended June 30, 2009, we issued 116,000 shares of restricted shares to a  key officer of the Company.  These shares are not considered in the calculation of basic earnings per share for the six month period ended June 30, 2009, which is in accordance with the provisions of Financial Accounting Standards Board Statement (FAS) 128.

Note E – Income Taxes

On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109 (“SFAS 109”).  There was no impact on our financial statements upon adoption.  Because of our historical significant net operating losses, we have not been subject to income tax since 1995.  There were no unrecognized tax benefits during all the periods presented.

We classify all interest and penalties as income tax expense.  We did not have any accrued interest and penalties related to uncertain tax positions as of June 30, 2009.

We file income tax returns in the United States federal jurisdiction and various state jurisdictions.  The tax years 2005 through 2008 remain open to examination by taxing jurisdictions to which we are subject.  As of June 30, 2009, we did not have any tax examinations in process.

We maintain deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  These deferred tax assets include net operating loss carry forwards and credit carry forwards.  The net deferred tax asset has been fully offset by a valuation allowance because of our history of losses.

Note F – Share-Based Compensation

We currently have two active stock option plans, the 1999 and the 2004 stock option plans (the “Plans”) which provide for options that may be granted to eligible employees, officers and directors of Integral Vision. We reserved 1,500,000 shares for future issuance under the Plans.  As of June 30, 2009, no shares remain which can be issued under the Plans.

The purpose of the Plans generally is to retain and attract persons of appropriate education, experience and ability to serve as our employees, to encourage a sense of proprietorship of such persons, and to stimulate an active interest in our development and financial success.

On March 21, 2008, the Board approved the 2008 Integral Vision, Inc. Equity Incentive Plan (the “Plan”).  The shareholders ratified the Plan at our Annual Shareholder Meeting on May 14, 2008.  The Plan is designed to promote the interests of the Company and its shareholders by providing a means by which the Company can grant equity-based incentives to eligible employees of the Company or any Subsidiary as well as non-employee directors, consultants, or advisors who are in a position to contribute materially to the Company’s success (“Participants”).  The Plan permits the Compensation Committee of the Company’s Board of Directors to grant incentive stock options, non-qualified stock options, restricted stock, and shares of common stock.  The maximum number of shares cumulatively available is 4,828,000 plus (i) any shares that are forfeited or remain unpurchased or undistributed upon termination or expiration of the awards from the Plan or options from the 2004 Employee Stock Option Plan and (ii) any shares exchanged as full or partial payment for the exercise price of any award under the plan.

On March 24, 2009, on the recommendation of the Compensation Committee, the Board of Directors approved amending and restating the 2008 Integral Vision, Inc. Equity Compensation Plan to provide for an additional 2,500,000 shares for awards under the plan of which an additional 1,500,000 may be awarded over the two year period beginning March 24, 2009 to the Company’s Chief Executive Officer.  The shareholders approved the amendment and restatement at the annual shareholders meeting.

On January 1, 2009, the Compensation Committee of the Board of Directors issued a restricted stock grant of 116,000 shares to a certain officer of the Company.  We granted 129,000 options and exchanged 942,000 options in the first quarter of 2008.

The Compensation Committee of the Board of Directors did not grant any equity compensation to employees during the second quarter of 2009.  We did grant 1,097,000 options and exchanged 128,000 options in the second quarter of 2008.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model with the weighted average assumptions noted in the following table. The fair value of all awards is amortized on a straight-line basis over the requisite service periods.  The expected life of all awards granted represents the period of time that they are expected to be outstanding.  The expected life is determined using historical and other information available at the time of grant.  Expected volatilities are based on historical volatility of our common stock, and other factors.  The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.  We use historical data to estimate pre-vesting option forfeitures.

	June 30,
	2009	2008
	(in thousands)
Expected Life (in years)	5.0	5.0
Expected volatility	90.2%	86.5%
Risk-free interest rate	2.8%	2.9%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

A summary of option activity under all plans for the six- month period ended June 30, 2009 and 2008 is as follows:

	2009		2008
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	(number of shares in thousands)
Outstanding at January 1	3,795	$0.23	1,496	$0.71
Granted	0	0.00	2,296	0.21
Exercised	0	0.00	0	0.00
Expired or cancelled	0	0.00	(1,197)	0.78
Outstanding at June 30 ($.10 to $.30 per share)	3,795	$0.23	2,595	$0.20

Exercisable ($.10 to $.30 per share)	3,060	$0.23	299	$0.16

A summary of the status of our non-vested option shares as of June 30, 2009 and 2008, and changes during the six months ended June 30, 2009 and 2008, is presented below:

	2009		2008
	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1	2,996,000	$0.27	650,000	$0.47
Granted	0	0.00	2,296,000	0.21
Forfeited	0	0.00	(650,000)	0.73
Vested	(2,261,000)	0.19	0	0.00
Nonvested at June 30	735,000	$0.26	2,296,000	$0.21

The following table summarizes share-based compensation expense for the three month and six month periods ended June 30, 2009 and 2008 related to share-based awards under SFAS No. 123R as recorded in the statement of operations in the following expense categories:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
	(in thousands)		(in thousands)
Marketing	$9	$10	$24	$20
Engineering and Development	14	16	37	36
General and Administrative	74	19	148	30
Total share-based compensation expense	$97	$45	$209	$86

As of June 30, 2009, we had $38,519 of unrecognized expense related to un-vested share-options which will be recognized ratably as compensation expense over the remaining vesting period from October 2008 through September 2010 and $56,130 of unrecognized expense related to restricted share based compensation which will be recognized ratably as compensation expense over the remaining vesting period through September 2009.

Additional information regarding the range of exercise prices and weighted average remaining life of options outstanding at June 30, 2009 and 2008 is as follows:

	2009			2008
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Number Exercisable	Number Outstanding	Weighted Average Remaining Life	Number Exercisable
	(number of shares in thousands)			(number of shares in thousands)
$0.10 to $0.30	3,795	8.4	3,060	2,595	9.1	299

A summary of the outstanding warrants, options, and shares available upon the conversion of debt at June 30, 2009 and 2008 is as follows:

	2009				2008
	Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Life	Number Exercisable	Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Life	Number Exercisable
	(number of shares in thousands)				(number of shares in thousands)
Warrants	$0.001	10,500	3.07	10,500	$1.60	3,500	1.78	3,500
Class 2 Note Warrants	$0.23	2,368	2.97	2,368	$1.44	1,220	2.59	1,220
Class 3 Convertible Notes	$0.24	17,087	1.00	17,087	$1.00	373	0.08	373
1995 Employee Stock Option Plan	$0.17	184	2.46	184	$0.17	184	3.46	184
1999 Employee Stock Option Plan	$0.17	290	6.69	290	$0.17	290	7.69	115
2004 Employee Stock Option Plan	$0.25	993	8.63	522	$0.25	993	9.63	-
2008 Equity Compensation Plan	$0.24	2,328	9.05	2,064	$0.17	1,128	9.87	-
	$0.16	33,750	2.62	33,015	$1.07	7,688	4.29	5,392

Note G – Contingencies and Litigation

Product Warranties

We provide standard warranty coverage for most of our products, generally for one year from the date of customer acceptance. We record a liability for estimated warranty claims based on historical claims and other factors. We review these estimates on a regular basis and adjust the warranty reserves as actual experience differs from historical estimates or other information becomes available. This warranty liability primarily includes the anticipated cost of materials, labor and travel, and shipping necessary to repair and service the equipment.

The following table illustrates the changes in our warranty liability for the six-month period ended June 30, 2009 and 2008:

	Amount 2009	Amount 2008
	(in thousands)
Balance as of January 1	$84	$87
Charges/(credits) to expense	24	-
Utilization/payment	-	(8)
Balance as of March 31	$108	$79
Charges/(credits) to expense	6	8
Utilization/payment	-	(3)
Balance as of June 30	$114	$84

Note H – Going Concern Matters

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  As shown in the financial statements, we incurred losses in the first six months of 2009 and 2008 of $1,282,000 and $1,495,000 respectively.  Additionally, we incurred losses from operations in the years of 2008 and 2007 of $11.0 million and $3.0 million respectively.  The continuing losses raise substantial doubt about our ability to continue operating as a going concern.

We are currently working with a number of large customers who are using our technologies to evaluate their microdisplay production or are evaluating our technology for the inspection of LCD displays and components.  We expect that additional sales orders will be placed by these customers throughout 2009 and into 2010, provided that markets for these products continue to grow and the customers continue to have interest in our technology-assisted inspection systems.  Ultimately, our ability to continue as a going concern will be dependent on these large companies getting their emerging display technology products into high volume production and placing sales orders with us for inspection products to support that production.  However, there can be no assurance that we will be successful in securing sales orders sufficient to continue operating as a going concern.

From November 2006 through June 30, 2009, we have used $6,545,666 of Class 2 and Class 3 Notes to fund operations.  $4,050,666 of these are Class 3 Notes which mature on July 1, 2010. The remaining $2,495,112 are Class 2 Notes of which $857,500 were scheduled to mature on July 1, 2009; $100,000 were scheduled to mature on July 3, 2009; $718,500 mature on October 1, 2009, and $819,112 mature on December 31, 2009.  We will need to raise additional funds in the third quarter of 2009 to pay these notes as they mature or negotiate the extension of their due dates.  See Note I – Subsequent Events in the Notes to Condensed Financial Statements for recent activity associated with the maturity of Class 2 Notes.  Taking into account existing and anticipated orders, we expect that we may need to raise an additional $600,000 to fund operations through the third quarter of 2009.  If the anticipated orders do not materialize as expected, we will need to raise additional capital in the fourth quarter and early in 2010 to fund operations through the second quarter of 2010.

For further information regarding our obligations, see Note C – Long Term Debt and Other Financing Arrangements and Note I – Subsequent Events in the Notes to Condensed Financial Statements.

The financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Note I – Subsequent Events

On July 1, 2009, we extended the terms on $783,000 of Class 2 Notes due on July 1, 2009 to October 1, 2009 and issued 965,336 warrants.  The remaining $5,000 of notes due July 1, 2009 and associated interest were paid in full.

On July 1, 2009, we issued $151,659 of Class 3 Notes in payment for interest due July 1, 2009 on outstanding Class 3 Notes.

On July 28, 2009, we sold an additional $160,000 of Class 2 Notes and issued 65,753 warrants.

These transactions bring the aggregate amount of outstanding Class 2 and Class 3 Notes to $6,852,432.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward - Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties.  Generally, the words “anticipate”, “expect”, “intend”, “believe” and similar expressions identify forward-looking statements.  The information included in this Form 10-Q is as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included herein.  Accordingly, we caution readers not to place undue reliance on such statements.

Overview

Integral Vision, Inc., a Michigan corporation (or the “Company”), was incorporated in 1978.  We develop, manufacture and market flat panel display inspection systems to ensure product quality in the display manufacturing process.  We primarily inspect microdisplays and small flat panel displays, though the technology used is scalable to allow inspection of full screen displays and components.  Our products primarily use machine vision to evaluate operating displays for cosmetic and functional defects, but can also provide electrical testing if required for a given application.  Our customers and potential customers are primarily large companies with significant investment in the manufacture of displays.  Nearly all of our sales originate in the United States, Asia, or Europe.  Our products are generally sold as capital goods.  Depending on the application, display inspection systems have an indefinite life and are more likely to require replacement due to possible technological obsolescence than from physical wear.

Automated inspection has become a necessity for manufacturers who need to continually improve production efficiency to meet the increasing demand for high quality products.  Our automatic inspection systems can inspect parts at a lower cycle time and with greater repeatability than is possible with human inspectors.  While we have several large companies as customers, these customers are working with new microdisplay technologies.  Our success will be substantially dependant on these customers getting their emerging display technologies into high volume production.

Products

SharpEye – Our SharpEye product provides Flat Panel Display (FPD) inspection for reflective, emissive and transmissive display technologies.  SharpEye is designed for the detection of functional and cosmetic defects in LCOS, OLED, MEMS, 3LCD/HTPS, LCD and other emerging display technologies.  These technologies are applied to consumer products such as camcorders, rear projection computer monitors, digital still cameras, HDTV, projectors, video headsets and video telephones.  The core technology of SharpEye inspection algorithms is the ability to quantize data to the level of a single display pixel.  SharpEye can be configured for production inspection or for display evaluation in a laboratory based on the equipment configuration selected.

LumenEye – Our LumenEye product provides an “out of the box” solution designed for a low skill level user to setup and acquire images from an FPD panel.  It is targeted at manufacturers of FPD products who need to inspect for inherent Image Retention (Image Sticking) defects in their displays prior to shipment.  The software provided with LumenEye will perform an evaluation of the panel based on the acquired images to VESA 305-2 specification.  Integral Vision can also provide the customer unique Image Retention analysis as part of its software offering.  Custom panel evaluation software is also available to meet the FPD manufacturer customer test pattern requirements.

IVSee – Our IVSee provides FPD inspection for applications which still require manual handling.  IVSee is designed for the detection of functional and cosmetic defects in LCOS, OLED, MEMS, 3LCD/HTPS, LCD and other emerging display technologies.  IVSee is configured to be integrated into existing manual inspection stations allowing them to receive the benefits of computer aided optical inspection without the need to modify the manufacturing process to automate handling of the display.  The operator’s interface provides essential views of results, images, and statistics for production floor personnel.

Results of Operations

Three Months Ended June 30, 2009 Compared with Three Months Ended June 30, 2008

Net revenues decreased $27,000 (5.7%) to $443,000 in the second quarter of 2009 from $470,000 in the second quarter of 2008.  The decrease in net revenue was primarily attributable to a decrease of $27,000 in revenue from sales of our flat panel display inspection products in the second quarter of 2009 compared to the comparable 2008 quarter.  Additionally, the second quarter of 2008 included $25,000 revenue from product development agreements; there were no such revenues in the second quarter of 2009.

In the three months ended June 30, 2009 and 2008, we shipped flat panel display inspection systems of approximately $149,700 and $0 respectively, which was not recognized in those periods’ revenue as final acceptance had not been received from the customer.

Costs of sales decreased $2,000 (0.9%) to $217,000 (49.0% of sales) in the second quarter of 2009 compared to $219,000 (46.6% of sales) in the second quarter of 2008.  This was primarily due to a decrease in material costs of $3,000.

Marketing costs decreased $61,000 (31.9%) to $130,000 in the second quarter of 2009 compared to $191,000 in the second quarter of 2008.  This was attributable to an decrease in trade show activity, travel and promotion costs of approximately $56,000 and a decrease in compensation and benefits of approximately $5,000.

General and administrative costs increased $52,000 (15.3%) to $392,000 in the second quarter of 2009 compared to $340,000 in the second quarter of 2008. The increase was primarily related to an increase in stock based compensation expenses of $55,000 and professional fees of $6,000 and a decrease of $9,000 in travel and fringe benefits.

Engineering and development expenditures increased $23,000 (10.1%) to $251,000 in the second quarter of 2009 compared to $228,000 in the second quarter of 2008. This increase was attributable to an increase in stock based compensation expense and personnel and related costs of 14,000 and a increase in outside services and depreciation costs of $9,000.

Other income for the three months ended June 30, 2009 was approximately the same as the three months ended June 30, 2008.

Interest expense increased $64,000 to $206,000 in the second quarter of 2009 compared to $142,000 in the second quarter of 2008.  The increase is primarily attributable to the issuance of additional Class 2 Notes and Class 3 Notes, the issuance of warrants for settlement of interest on Class 2 Notes. See Note C of the Condensed Financial Statements for more information about the Class 2 and Class 3 Notes.

Six Months Ended June 30, 2009 Compared with Six Months Ended June 30, 2008

Net revenues for the six months ended June 30, 2009, were $1,246,000, which was for flat panel display inspection products. Our net revenues for the six months ended June 30, 2008 were $480,000 of which $455,000 was from flat panel display inspection products and $25,000 was from product development agreements.

Cost of sales for the six months ended June 30, 2009 were $545,000, all of which was for our flat panel display products. Cost of sales for the six months ended June 30, 2008 were $267,000, which were primarily costs for our flat panel display products.

Marketing costs decreased $73,000 (21.5%) to $266,000 for the six months ended June 30, 2009 compared to $339,000 in 2008.  This was attributable to a decrease in trade show activity, travel and promotion costs of $61,000 and a decrease in personnel costs of $12,000. Expense allocated to marketing costs for amortization of share-based compensation as required by SFAS 123R was approximately $24,000 for 2009 and approximately $20,000 for 2008.

General and administrative costs increased $120,000 (17.9%) to $792,000 in 2009 compared to $672,000 in 2008.  The increase was primarily a result of increases in personnel costs of $120,000. Expense allocated to general and administrative costs for amortization of share-based compensation as required by SFAS 123R was approximately $148,000 for 2009 and approximately $30,000 for 2008.

Engineering and development expenditures increased $79,000 (17.2%) to $539,000 in 2009 compared to $460,000 in 2008. The increase was a result of increased personnel costs of $19,000; increased travel costs of $15,000, increased outside service costs of $29,000 and increased depreciation expense of $16,000.  Expense allocated to engineering and development for amortization of share-based compensation as required by SFAS 123R was approximately $37,000 for 2009 and approximately $36,000 for 2008.

Interest expense increased $131,000 to $368,000 in 2009 compared to $237,000 in 2008.  The increase is primarily attributable to the issuance of additional Class 2 and Class 3 Notes and the issuance of warrants for settlement of interest on Class 2 Notes.  See Note C of the Condensed Financial Statements for more information about the Class 2 and Class 3 Notes.

The extinguishment loss from modification and exchange of debt instruments of $18,000 for the six months ended June 30, 2009 resulted from the issuance of $159,733 of Class 3 Convertible Notes for payment of interest due January 1, 2009 on Class 3 Convertible Notes. The $159,733 of Class 3 Convertible Notes bear interest at 12%, are convertible at $0.15 per share and are due July 1, 2010. The payment of the interest with Class 3 Notes with a right to convert immediately at $0.15 per share, which was less than the fair market value of the stock on the date of issuance, resulted in a beneficial conversion feature of $10,649.  In accordance with EITF 96-19, this is reflected in the Condensed Statement of Operations as “Extinguishment loss from exchange of debt instruments”.  A Class 2 Note issued December 31, 2008 in the amount of $110,000 matured on January 23, 2009 and was exchanged along with its related accrued interest for a Class 3 Note in the amount of $110,289 due July 1, 2010.  The exchange of the Class 2 Note and related interest for the Class 3 Note with a right to convert immediately at $0.15 per share, which was less than the fair market value of the stock on the date of exchange, resulted in a beneficial conversion feature of $7,353.  In accordance with EITF 96-19, this is reflected in the Condensed Statement of Operations as “Extinguishment loss from exchange of debt instruments”. We did not have an extinguishment loss from modification and exchange of debt instruments for the six months ended June 30, 2008.

Liquidity and Capital Resources

Net cash used in operating activities was $1,022,000 for the six months ended June 30, 2009, compared to $992,000 for the first six months of 2008. Operating cash flow for both periods primarily reflected net losses of $1,282,000 for 2009 and $1,495,000 for 2008 adjusted for non-cash charges and changes in working capital. Working capital changes in the first six months of 2009 primarily reflected increases in accounts receivable and inventories as a result of increases in our product sales and increases in accounts payable and other accrued liabilities as a result of increases in customer deposits and accrued interest. Working capital changes in the first six months of 2008 primarily reflected increases in accounts receivable and inventory as a result of increases in our product sales and increases in accounts payable and other accrued liabilities as a result of increases in customer deposits and accrued interest.

Investing activities for the six months ended June 30, 2009 included an increase in patents of $22,000 and our investing activities for the six months ended June 30, 2008 included an increase of $3,000 for patents.

Financing activities for the six months ended June 30, 2009 included proceeds of $1,014,000 from the issuance of Class 2 Notes and Class 3 Notes. During the six months ended June 30, 2009, we paid a Class 2 Note in the amount of $100,000. Our financing activities for the six months ended June 30, 2008 included proceeds of $1,095,000 from the issuance of Class 2 Notes and the payment of $26,000 for the payment of debt financing fees. We paid $19,000 of interest on Class 3 Notes during the six-month period ended June 30, 2009 and $15,000 during the six-month period ended June 30, 2008.

On January 8, 2009, we issued $159,733 of Class 3 Notes and paid cash of $19,385 for payment of interest due January 1, 2009 on Class 3 Notes. The $159,733 of Class 3 Notes bear interest at 12%, are convertible at $0.15 per share and are due July 1, 2010. The payment of the interest with Class 3 Notes with a right to convert immediately at $0.15 per share, which was less than the fair market value of the stock on the date of exchange, resulted in a beneficial conversion feature of $10,649.  In accordance with EITF 96-19, this is reflected in the Condensed Statement of Operations as “Extinguishment loss from exchange of debt instruments”.

On February 2, 2009, the Board and the Note Holders approved an Amendment to the Fifth Amended and Restated Note and Warrant Purchase Agreement. This amendment (a) increased the total allowable secured debt from $6,000,000 to $7,000,000; (b) allowed for the accrual rate of warrants earned by Class 2 Notes to be set by the Board of Directors; (c) allowed for a minimum accrual period of 30 days for Class 2 Notes earning warrants; and (d) allowed the Company to elect to issue, or the Class 2 Note Holder to elect to receive, warrants accruing once every 30 days.  The Board further authorized the rate of warrant accrual to be set at five (5) warrants per year per dollar invested at an exercise price of $0.15 per share. During the quarter ended March 31, 2009, we issued $780,000 of new Class 2 Notes of which $450,000 receive 10% interest and warrants and $330,000 receive 12% interest and no warrants. $680,000 of Class 2 Notes issued in the first quarter of 2009 mature in April of 2009 and $100,000 of Class 2 Notes issued in the first quarter of 2009 mature in June of 2009.  For the quarter ended March 31, 2009, we issued 184,931 warrants and accrued 28,083 warrants that were earned, but not issued, as additional interest. The value of the issued warrants and accrued warrants was $9,217 as determined using the Black-Scholes option-pricing model. A Class 2 Note issued December 31, 2008 in the amount of $110,000 matured on January 23, 2009 and was exchanged along with its related accrued interest for a Class 3 Note in the amount of $110,289 due July 1, 2010.  The exchange of the Class 2 Note and related interest for the Class 3 Note with a right to convert immediately at $0.15 per share, which was less than the fair market value of the stock on the date of exchange, resulted in a beneficial conversion feature of $7,353.  In accordance with EITF 96-19, this is reflected in the Condensed Statement of Operations as “Extinguishment loss from exchange of debt instruments”. See Note I – Subsequent Events in the Notes to Condensed Financial Statements for recent activity associated with the issuance of Class 2 Notes.

In late March 2009, we issued $90,000 of Class 3 Convertible Notes bearing interest at 12%, maturing July 1, 2010 and convertible at $0.15 per share. See Note I – Subsequent Events in the Notes to Condensed Financial Statements for recent activity associated with the issuance of Class 3 Notes.

On June 10, 2009, the Board and the Note Holders approved an Amendment to the Fifth Amended and Restated Note and Warrant Purchase Agreement.  This amendment (a) increased the total allowable secured debt from $7,000,000 to $8,000,000; (b) allowed for a minimum accrual period of 90 days for Class 2 Notes earning warrants; (c) authorized the offering of $800,000 of Class 2 Notes with a 90 day minimum accrual period and $500,000 of Class 2 Notes with a 30 day minimum accrual period; and (d) authorized the offering of up to $1,500,000 of Class 3 Notes at no more than 12% interest convertible into shares at no less than $0.15 per share.

During the quarter ended June 30, 2009, we issued $819,112 of new Class 2 Notes of which $694,112 were issued in payment of existing Class 2 Notes and their accrued interest.  All of the new Class 2 Notes receive 10% interest and warrants and mature on December 31, 2009.  For the quarter ended June 30, 2009, we issued 379,733 warrants and accrued 568,849 warrants that were earned, but not issued, as additional interest. The value of the issued warrants and accrued warrants was $44,009 as determined using the Black-Scholes option-pricing model.  See Note I – Subsequent Events in the Notes to Condensed Financial Statements for recent activity associated with the issuance of Class 2 Notes.

During the quarter ended June 30, 2009, we issued $19,000 of Class 3 Convertible Notes bearing interest at 12%, maturing July 1, 2010 and convertible at $0.15 per share. See Note I – Subsequent Events in the Notes to Condensed Financial Statements for recent activity associated with the issuance of Class 3 Notes.

For further discussion regarding our obligations, see Note C – Long Term Debt and Other Financing Arrangements and Note I – Subsequent Events.

Management’s Discussion of Critical Accounting Policies

Our condensed financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  The accounting policies discussed below are considered by management to be the most important to an understanding of our financial statements, because their application places the most significant demands on management’s judgment and estimates about the effect of matters that are inherently uncertain.  Our assumptions and estimates were based on the facts and circumstances known at June 30, 2009; future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.  These policies are also described in Note B of the Condensed Financial Statements included in this Form 10-Q.

Revenue Recognition

We recognize revenue in accordance with SOP 97-2, Software Revenue Recognition and Staff Accounting Bulletin No. 101 (“SAB 101”), and Staff Accounting Bulletin No. 104 (“SAB 104”) Revenue Recognition in Financial Statements. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectability is reasonably assured.

We recognize revenue at the time of shipment for product sales where the customer’s acceptance criteria can be demonstrated as met prior to shipment and where title transfers on shipment.  We recognize revenue at the time of final acceptance at the customer site when title does not transfer on shipment or if acceptance criteria at the customer site are substantially different than acceptance criteria for shipment.  We recognize revenue for product sales with no specific customer acceptance criteria, including spare parts, on shipment.  Revenue from service contracts is recognized over the term of the contract.  Revenue is reported net of sales commissions.

Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost determined on a first-in, first-out basis, or market.  Inventories are recorded net of allowances for unsalable or obsolete raw materials, work-in-process and finished goods.  We evaluate on a quarterly basis the status of our inventory to ensure the amount recorded in our financial statements reflects the lower of our cost or the value we expect to receive when we sell the inventory.  This estimate is based on several factors, including the condition and salability of our inventory and the forecasted demand for the particular products incorporating these components.  Based on current backlog and expected orders, we forecast the upcoming usage of current stock.  We record reserves for obsolete and slow-moving parts ranging from 0% for active parts with sufficient forecasted demand up to 100% for excess parts with insufficient demand or obsolete parts. Amounts in work-in-process and finished goods inventory typically relate to firm orders and, therefore, are not subject to obsolescence risk.

Impairment of Long-lived Assets

We review our long-lived assets, including property, equipment and intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable.  An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset.

Share Based Compensation

We account for our share based compensation plans according to the provisions of SFAS 123-R. Accordingly, compensation costs attributable to stock options or similar equity instruments granted are measured at the fair value at the grant date and expensed over the expected vesting period.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model.  The fair value of all awards is amortized on a straight-line basis over the requisite service periods.  The expected life of all awards granted represents the period of time that they are expected to be outstanding.  The expected life is determined using historical and other information available at the time of grant.  Expected volatilities are based on historical volatility of our common stock, and other factors.  The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.  We use historical data to estimate pre-vesting option forfeitures.

Contingencies and Litigation

We make an assessment of the probability of an adverse judgment resulting from current and threatened litigation.  We accrue the cost of an adverse judgment if, in management’s estimation, an adverse settlement is probable and management can reasonably estimate the ultimate cost of such litigation.  We have made no such accruals as of  June 30, 2009.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

This Item 3 is not applicable to the Company as, pursuant to Item 305(e) of Regulation S-K, a smaller reporting company is not required to provide the information required by Item 305 of Regulation S-K.

Item 4.  Controls and Procedures

The Company’s chief executive officer and chief financial officer have each reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report. Based on that evaluation, the chief executive officer and chief financial officer have each concluded that the Company’s current disclosure controls and procedures are effective.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during the Company’s first six months of the fiscal year 2009 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II.  OTHER INFORMATION

Item 6.  Exhibits

Exhibit Number	Description of Document
3.1	Articles of Incorporation, as amended (filed as Exhibit 3.1 to the registrant’s Form 10-K for the year ended December 31, 1995, SEC file 0-12728, and incorporated herein by reference).

3.2	By-Laws of the Registrant, as amended (filed as Exhibit 3.2 to the registrant’s Form 10-K for the year ended December 31, 1994, SEC file 0-12728, and incorporated herein by reference).

3.3
Certificate of Designation effective April 11, 2005 and amendment to the By-Laws of the Registrant effective March 23, 2005 (filed as Exhibit 4(b) to the registrant’s Form 8-K dated April 14, 2005, SEC file 0-12728, and incorporated herein by reference).

3.4
Certificate of Amendment of Restated Articles of Incorporation, filed with the Secretary of State of the State of Michigan on May 27, 2005 (filed as Exhibit 3.4 to the registrant’s Registration Statement on Form SB-2 filed on June 9, 2005, SEC File No. 333-125669, and incorporated herein by reference).

3.5
Certificate of Amendment of Restated Articles of Incorporation, filed with the Secretary of State of the State of Michigan on April 19, 2007 (filed as Exhibit 3.5 to the registrant’s Registration Statement on Form S-1 filed on April 18, 2008, SEC file No. 333-125669, and incoprorated herein by reference).

3.6
Certificate of Amendment of Restated Articles of Incorporation, filed with the Secretary of State of the State of Michigan on May 28, 2008 (filed as Exhibit 3.6 to the registrant’s Form 10-Q for the quarter ended June 30, 2008, SEC file No. 0-12728, and incorporated herein by reference).

4.1
Form of Fourth Amended Note and Warrant Purchase Agreement including Form of Integral Vision, Inc. Class 3 Note (filed as Exhibit 4.8 to registrant’s Form 10-K for the year ended December 31, 2003, SEC file 0-12728, and incorporated herein by reference).

4.2	Securities Purchase Agreement, effective April 12, 2005 (filed as Exhibit 4.(A) to registrant’s Form 8-K filed April 14, 2005, SEC file 0-12728, and incorporated herein by reference).

4.3
Form of Consent to Modifications dated November 14, 2006 modifying the terms of the Fourth Amended Note and Warrant Purchase Agreement including Form of Integral Vision, Inc. Class 2 Warrant (filed as Exhibit 4.9 to registrant’s Form 10-Q for the quarter ended September 30, 2006, SEC file 0-12728, and incorporated herein by reference).

4.4
Form of Consent to Modifications dated August 13, 2007 modifying the terms of the Fourth Amended Note and Warrant Purchase Agreement (filed as Exhibit 4.4 to registrant’s Form 10-QSB for the quarter ended June 30, 2007, SEC file 0-12728, and incorporated herein by reference).

4.5
Form of Consent to Modifications dated October 10, 2007 modifying the terms of the Fourth Amended Note and Warrant Purchase Agreement (filed as Exhibit 4.7 to registrant’s Form 10-QSB for the quarter ended September 30, 2007, SEC file 0-12728, and incorporated herein by reference).

4.6
Form of Consent to Modifications dated January 18, 2008 modifying the terms of the Fourth Amended Note and Warrant Purchase Agreement (filed as Exhibit 4.6 to registrant’s Form 10-KSB for the year ended December 31, 2007, SEC file 0-12728, and incorporated herein by reference).

4.7
Form of Amended Collateral Assignment of Proprietary Rights dated March 5, 2008 (filed as Exhibit 4.7 to registrant’s Form 10-KSB for the year ended December 31, 2007, SEC file 0-12728, and incorporated herein by reference).

4.8	Form of Amended Security Agreement dated March 6, 2008 (filed as Exhibit 4.8 to registrant’s Form 10- KSB for the year ended December 31, 2007, SEC file 0-12728, and incorporated herein by reference).

4.9
Form of Consent to Amend and Replace Agreements dated March 12, 2008 (filed as Exhibit 4.9 to registrant’s Form 10-KSB for the year ended December 31, 2007, SEC file 0-12728, and incorporated herein by reference).

4.10
Form of Fifth Amended and Restated Note and Warrant Purchase Agreement (filed as Exhibit 4.10 to registrant’s Form 10-KSB for the year ended December 31, 2007, SEC file 0-12728, and incorporated herein by reference).

4.11
Waiver and Amendment Agreement, effective September 15, 2008, and the Registration Rights Agreement and common stock Warrants, made a part thereof, among the respective parties thereto (filed as Exhibit 4.1 to the Registrant’s Form 8-K filed September 15, 2008, SEC file 0-12728, and incorporated herein by reference).

4.12
Exchange Agreements, effective September 15, 2008, among the respective parties thereto (filed as Exhibit 4.3 to the Registrant’s Form 8-K filed September 15, 2008, SEC file 0-12728, and incorporated herein by reference).

10.1	Integral Vision, Inc. Employee Stock Option Plan (filed as Exhibit 10.5 to the registrant’s Form 10-Q for the quarter ended September 30, 1995, SEC file 0-12728, and incorporated herein by reference).

10.2
Form of Confidentiality and Non-Compete Agreement Between the Registrant and its Employees (filed as Exhibit 10.4 to the registrant’s Form 10-K for the year ended December 31, 1992, SEC File 0-12728, and incorporated herein by reference).

10.3	Integral Vision, Inc. 1999 Employee Stock Option Plan (filed as exhibit 10.5 to the registrant’s Form 10- Q for the quarter ended June 30, 1999 and incorporated herein by reference).

10.4	Integral Vision, Inc. 2004 Employee Stock Option Plan (filed as exhibit 10.11 to the registrant’s Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference).

10.5	Integral Vision, Inc. 2008 Equity Incentive Plan (filed as exhibit 10.5 to the registrant’s Form 10-KSB for the year ended December 31, 2008 and incorporated herein by reference).

10.6
Amendment and Restatement of Integral Vision, Inc. 2008 Equity Incentive Plan (filed as Exhibit 10.6 to the registrant’s Schedule 14A filed March 26, 2009, SEC file 000-12728, and incorporated herein by reference).

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350.

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTEGRAL VISION, INC.

Dated: August 13, 2009	By:	/s/ Charles J. Drake
Charles J. Drake
Chairman of the Board and
Chief Executive Officer

Dated: August 13, 2009	By:	/s/ Mark R. Doede
Mark R. Doede
President, Chief Operating Officer
and Chief Financial Officer